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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
 (Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

LEONARD I. FLUXMAN
C/O STEINER MANAGEMENT SERVICES LLC
SUITE 200
770 SOUTH DIXIE HIGHWAY
CORAL GABLES, FLORIDA 33146

with a copy to:

ROBERT C. BOEHM
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
C/O STEINER MANAGEMENT SERVICES LLC
SUITE 200
770 SOUTH DIXIE HIGHWAY
CORAL GABLES, FLORIDA 33146
(305) 358-9002 EXT. 289

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Leonard I. Fluxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	SOLE VOTING POWER 575,444(*)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 575,444(*)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,444(*)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.09%
12	TYPE OF REPORTING PERSON IN

(*) Includes 570,444 shares issuable upon exercise of currently exercisable options.

Item 1(a).    Name of Issuer:

Steiner Leisure Limited

Item 1(b).    Address of Issuer's Principal Executive Offices:

C/o Steiner Management Services, LLC
Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(a).    Name of Person Filing

Leonard I. Fluxman

Item 2(b).    Address of Principal Business Office

C/o Steiner Management Services, LLC
Suite 200
700 South Dixie Highway
Coral Gables, Florida 33146

Item 2(c).    Citizenship:

United States

Item 2(d).    Title of Class of Securities:

Common shares, par value US$0.01 per share.

Item 2(e).    CUSIP Number:

P8744Y 10 2

Item 3.    If This Statement is Filed Pursuant to SS240.13d-1(b), or 240.13d-2(b) or (c), Check whether the Person Filing is a:

N/A

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

575,444 shares of common stock (*)

(b)  Percent of class:

3.09%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

575,444(*)

(ii)  Shared power to vote or to direct the vote

0

(iii)  Sole power to dispose or to direct the disposition of

575,444(*)

(iv)  Shared power to dispose or to direct the disposition of

0

(*)    Includes 570,444 shares issuable upon exercise of currently exercisable options.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  XX  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2005

By: /s/ LEONARD I. FLUXMAN

Leonard I. Fluxman